Ivanhoe Energy Inc.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver, BC Canada V6C 3E1
Tel (604) 688-8323	Fax (604) 682-6728

December 14, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ivanhoe Energy Inc.
10-K for the year ended December 31, 2006
File No. 000-30586

Attention:	Mr. Karl Hiller
Branch Chief

Dear Sirs/Mesdames;

We refer to the comment letter dated December 11, 2007 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) filed by Ivanhoe Energy Inc. (the “Company” or “Ivanhoe”).

The responses to the Staff’s comments are provided below in the order in which the comments were set out in the December 11, 2007 letter and are numbered correspondingly. The Staff’s comments, indicated by bold, are followed by responses of Ivanhoe. Page references below are to the 2006 Form 10-K as submitted in electronic form on EDGAR. Except as otherwise specifically indicated all references in this letter to “$” are to U.S. dollars.

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.

We understand that you will include enhanced disclosures in your future periodic reports, consistent with the responses you provided during this review, and which are consistent with the guidance provided in the additional comment in this letter.

We will include enhanced disclosures in our future periodic reports, consistent with the responses provided to you during this review

Engineering Comments

Supplementary Disclosures About Oil and Gas Production Activities (Unaudited), page 73

2.

We have reviewed your response to prior comment two of our letter dated October 22, 2007, regarding the reasons for various changes in your reserves. In future filings please ensure that you disclose the reasons for significant line item reserve quantity changes from year to year, such as those attributed to revisions and sales of reserves, for all three years reported, to comply with paragraph 11 of SFAS 69.

We will disclose the reasons for significant line item reserve quantity changes from year to year for all three years reported, to comply with paragraph 11 of SFAS 69.

__________________________________________

In connection with the foregoing, the Company represents and acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its 2006 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 10-K; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

  /s/ W.G. Lancaster

W. G. Lancaster

Chief Financial Officer

Cc:	Ms. Lily Dang

Mr. James Murphy

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